EXHIBIT 99.1

Press Release

BEZEQ GROUP REPORTS
FIRST QUARTER 2013 FINANCIAL RESULTS

Shaul Elovitch, Bezeq Chairman: "I am certain that by continuing to provide excellent service and state-of-the-art products which rely on cutting edge technologies, we will continue to strengthen our leadership position.”

David "Dudu" Mizrahi, Bezeq CFO & Deputy CEO: "Our group financial results reflect the group’s focus on attaining its goals.  We remain an island of stability in an evolving and highly competitive market as we continue to generate cash at especially high levels."

Tel Aviv, Israel – May 13, 2013 –Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended March 31, 2013. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q1 2013	Q1 2012	% change
	(NIS millions)
Revenues	2,405	2,740	(12.2)%
Operating profit	761	850	(10.5)%
EBITDA	1,089	1,208	(9.9)%
EBITDA margin	45.3%	44.1%
Net profit attributable to Company shareholders	497	582	(14.6)%
Diluted EPS (NIS)	0.18	0.21	(14.3)%
Cash flow from operating activities	972	998	(2.6)%
Payments for investments, net	246	413	(40.4)%
Free cash flow 1	726	585	24.1%
Net debt/EBITDA (end of period) 2	1.68	1.37
Net debt/shareholders' equity (end of period)	2.46	2.05

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, said, “Thanks to the diversity of our operations and the successful leadership strategy which we have adopted, we are presenting impressive results in a period of challenging times in the telecommunications market. I am certain that by continuing to provide excellent service and state-of-the-art products which rely on cutting edge technologies, we will continue to strengthen our leadership position."

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Press Release

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, commented, “Our group financial results reflect the group’s focus on attaining its goals.  We remain an island of stability in an evolving and highly competitive market as we continue to generate cash at especially high levels. The principal business results presented today are highlighted by net profit attributable to shareholders of approximately NIS 500 million and free cash flow of NIS 726 million, which enable us to continue to invest in maintaining and deepening our leadership in products and technology, while creating shareholder value through the distribution of dividends.

We continue to return value to shareholders with the planned NIS 1.361 billion cash distribution that will be made today. This amount includes a NIS 861 million dividend in accordance with our regular dividend policy, in addition to a NIS 500 million payment reflecting the fifth of six equal semi-annual payments as part of the Company’s three year distribution of the capital reduction,” concluded Mr. Mizrahi.

Bezeq Group Results (Consolidated)

Revenues in the first quarter of 2013 amounted to NIS 2.41 billion compared with NIS 2.74 billion in the corresponding quarter of 2012, a decrease of 12.2%. The reduction in Group revenues was primarily due to a decrease in revenues from the cellular segment, specifically due to a reduction in revenues from handset sales (decrease of NIS 160 million) together with a decrease in revenues from cellular services (decrease of NIS 120 million).  In addition, revenues from the fixed-line segment decreased NIS 70 million versus the year ago quarter.

Operating profit in the first quarter of 2013 amounted to NIS 761 million compared with NIS 850 million in the corresponding quarter of 2012, a decrease of 10.5%.   Earnings before interest, taxes, depreciation and amortization (EBITDA) in the first quarter of 2013 amounted to NIS 1.09 billion (EBITDA margin of 45.3%) compared with NIS 1.21 billion (EBITDA margin of 44.1%) in the corresponding quarter of 2012, a decrease of 9.9%.  Net profit attributable to Bezeq shareholders amounted to NIS 497 million compared with NIS 582 million in the corresponding quarter of 2012, a decrease of 14.6%.  The decline in profitability metrics was due to a decrease in profitability in the cellular segment as a result of increased competition in the sector.

Cash flow from operating activities in the first quarter of 2013 amounted to NIS 972 million compared with NIS 998 million in the corresponding quarter of 2012, a decrease of 2.6%. Free cash flow in the first quarter of 2013 amounted to NIS 726 million compared with NIS 585 million in the corresponding quarter of 2012, an increase of 24.1%.  The increase in free cash flow was due to the completion of major infrastructure projects initiated in prior years specifically the NGN and submarine cable.

Net financial debt of the Group was NIS 7.30 billion at March 31, 2013 compared with NIS 6.65 billion as of March 31, 2012.

BEZEQ GROUP REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS    PAGE | 2

Press Release

2013 Outlook

The Bezeq Group reiterates its guidance for the year 2013 originally published on February 5, 2013 and estimates the following:

Net profit attributable to shareholders:	NIS 1.7 billion to NIS 1.8 billion
EBITDA:	NIS 4.25 billion to NIS 4.35 billion
Free cash flow:	Above NIS 2.7 billion

In 2013, streamlining processes are expected to continue throughout the Group. In addition, the Company intends to expedite the pace of the deployment of optical lines to customer premises and residential buildings “Fiber to the business/home” (FTTB/H), so that during the year a significant part of the network will be deployed. The pace of FTTB/H deployments is expected to increase in the following years.

The Company's forecasts detailed above are based on assessments, assumptions and expectations of the Company, including the following:

a.
The forecasts do not include the effects of an employee retirement plan beyond those discussed and approved in connection with prior years. At today's date, no employee retirement plan has been approved for 2013. The forecast could change, depending on the scope and characteristics of the retirement plan that the Company will adopt for 2013.  On April 25, 2013 the Board of Directors approved the early retirement of 51 employees at a total cost of NIS 50 million.

b.
The forecasts do not include the possible impact of the costs of a 4G frequency tender (LTE) for a cellular network, if such an auction is held. At today's date, no LTE frequency tender has been published, although in the first quarter of 2013 the Ministry of Communications announced its intention to allocate such frequencies.

c.
The forecast is based, inter alia, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2013. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's financial statements.

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Press Release

Bezeq Fixed-Line Results

•	Revenues from Internet services in the first quarter of 2013 grew 4.7% year-over-year to NIS 310 million

•	In the first quarter of 2013, Internet subscribers continued its strong growth trend from the middle of 2012 and increased by 16,000 subscribers sequentially

Stella Handler, Bezeq CEO commented: “In the first quarter of 2013 we continued to develop our advanced Next Generation Network (NGN) which has turned into a growth driver for the Company, and also increased our deployment of fiber to the buildings through our Fiber NGN project. We substantially upgraded surfing speeds and customer offers through the launch of Bezeq’s B-Cloud service with free unlimited online content storage and backup.  This resulted in an especially high recruitment of 16,000 new Internet subscribers during the first quarter of 2013. We will continue to invest in advanced infrastructures and customer service in the competitive environment in which we operate."

Revenues in the first quarter of 2013 amounted to NIS 1.13 billion compared with NIS 1.20 billion in the corresponding quarter of 2012, a decrease of 5.8%. The decrease in revenues was primarily due to a reduction in telephony revenues as a result of erosion in average revenue per line accelerated by seasonality, a decrease in the number of access lines as well as a decrease in revenues from interconnect fees for calls to cellular networks.

Revenues from Internet services in the first quarter of 2013 amounted to NIS 310 million compared with NIS 296 million in the corresponding quarter of 2012, an increase of 4.7%.  The growth in revenues from Internet services was primarily due to the increase in the number of Internet subscribers.  Average revenue per subscriber in the first quarter of 2013 increased by 3.8% sequentially, due to the continued upgrading of customers to faster broadband Internet speeds.

During the quarter the Company launched the ‘Bezeq Cloud’ service which provides unlimited content storage and backup for all its Internet customers, free of charge, as a way of strengthening its leadership and differentiating the service it provides with unique added value. As part of this concept, the Company has automatically upgraded the surfing speeds of about one million Internet customers at no extra cost to the customer.

Operating expenses in the first quarter of 2013 amounted to NIS 230 million compared with NIS 237 million in the corresponding quarter of 2012, a decrease of 3.0%.  In the corresponding quarter of 2012 the Company recorded a cancellation of a provision of NIS 37 million in connection with a dispute over the payment of frequency fees resulting in a one-time reduction in operating expenses.  After adjusting for the provision cancellation, operating expenses decreased by NIS 44 million in the quarter. The decrease in operating expenses was primarily due to the cancellation of royalty fees to the State beginning in 2013, the reduction in cellular interconnect fees (along with the reduction in interconnect revenues) as well as the decrease in building maintenance and subcontractor expenses.

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Press Release

Other operating income in the first quarter of 2013 amounted to NIS 73 million compared with NIS 22 million in the corresponding quarter of 2012, an increase of 231.8%.  The increase was due to the increase in capital gains from the sale of real estate and copper as well as other items.

Operating profit in the first quarter of 2013 amounted to NIS 535 million compared with NIS 539 million in the corresponding quarter of 2012, a decrease of 0.7%.  EBITDA in the first quarter of 2013 amounted to NIS 702 million compared with NIS 717 million in the corresponding quarter of 2012, a decrease of 2.1%. Net profit in the first quarter of 2013 amounted to NIS 348 million, in line with the corresponding quarter of 2012.

Bezeq continued to generate strong cash flow from operating activities amounting to NIS 561 million in the first quarter of 2013 compared with NIS 651 million in the corresponding quarter of 2012, a decrease of 13.8%.  The decrease in cash flow from operating activities was primarily due to timing differences. First quarter of 2013 cash flow from operating activities was higher than the last three quarters of 2012.

Bezeq's continued high cash flow generation was further expressed in its free cash flow which amounted to NIS 420 million in the first quarter of 2013 compared with NIS 428 million in the corresponding quarter of 2012, a decrease of 1.9%.  With the completion of the NGN, and despite the continued investment in the deployment of fiber optics through the ‘Fiber-NGN’ project, the Company is expected to record strong free cash flow during 2013.

In the first quarter of 2013, Internet subscribers continued its strong growth trend from the middle of 2012 and totaled 1.19 million, an increase of 16,000 subscribers sequentially. Bezeq is continuing to upgrade customers to faster broadband speeds and each month the Company upgrades speeds for tens of thousands of customers, with the majority of customers increasing to speeds of 15mb and above.

The number of access lines decreased by 26,000 lines in the first quarter of 2013 and amounted to 2.24 million, a decrease of 1.1% compared with the end of 2012.  The figure represents a moderation in the rate of decrease as compared to 2012.

Average monthly revenue per line (ARPL) decreased to NIS 69 in the first quarter of 2013 compared with NIS 71 in the sequential quarter. The decrease in ARPL was due to a reduction in the number of calls per line as well as a decrease in prices as a result of the transition to multi-minute price plans and seasonality, among other factors.

BEZEQ GROUP REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS    PAGE | 5

Press Release

Bezeq Fixed-Line - Financial data	Q1 2013	Q1 2012	% change
	(NIS millions)
Revenues	1,129	1,199	(5.8)%
Operating profit	535	539	(0.7)%
EBITDA	702	717	(2.1)%
EBITDA margin	62.2%	59.8%
Net profit 1	348	348	0.0%
Cash flows from operating activities	561	651	(13.8)%
Payments for investments, net	141	223	(36.8)%
Free cash flow 2	420	428	(1.9)%

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q1 2013	Q4 2012	Q1 2012	% change	% change
				vs.	vs.
				Q4 2012	Q1 2012
Number of active subscriber lines (end of period, in thousands) 1	2,242	2,268	2,368	(1.1)%	(5.3)%
Average monthly revenue per line (NIS) 2	69	71	74	(2.8)%	(6.8)%
Number of outgoing usage minutes (millions)	1,788	1,979	2,360	(9.7)%	(24.2)%
Number of incoming usage minutes (millions)	1,509	1,571	1,543	(3.9)%	(2.2)%
Churn rate (%) 3	3.7%	4.0%	3.2%
Number of broadband internet subscribers (end of period, in thousands)	1,185	1,169	1,121	1.4%	5.7%
Average monthly revenue per broadband internet subscriber (NIS)	83	80	84	3.8%	(1.2)%
Average broadband speed per subscriber (end of period, Mbps)	10.4	9.6	7.5	8.3%	38.7%

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).

2 Not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services.  Based on average subscribers for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

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Press Release

Pelephone Results

•	Net profit grew NIS 19 million sequentially in the first quarter of 2013 and amounted to NIS 153 million

•	EBITDA in the first quarter of 2013 amounted to NIS 295 million, in line sequentially

•	Operating cash flow in the first quarter of 2013 reached NIS 354 million

Gil Sharon, CEO of Pelephone, stated, “The changes in the Israeli cellular industry since increased competition began in May 2012 have led to the continued erosion of profitability. Nevertheless, through streamlining measures, Pelephone was able to mitigate part of that erosion. The fact that EBITDA for the first quarter was in-line with the sequential quarter and that net profit and operating profit increased sequentially, despite lower revenues, attest to Pelephone’s ongoing improvement in efficiency. In addition, Pelephone's business strategy proved itself when a summary of subscriber numbers since the opening of the market to additional competition (May 2012) showed that Pelephone was the cellular operator that lost the least number of subscribers among the incumbent operators."

Sharon added that "Even though the first quarter of the year was characterized by numerous campaigns that took their toll on profitability and generated portability between the companies, Pelephone's profitability was not hurt and even improved sequentially."

Total revenues in the first quarter of 2013 amounted to NIS 964 million compared with NIS 1.24 billion in the corresponding quarter of 2012, a decrease of 22.5%.

Revenues from services in the first quarter of 2013 amounted to NIS 714 million compared with NIS 834 million in the corresponding quarter of 2012, a decrease of 14.4%.  The decrease was primarily due to tariff erosion as a result of increased competition in the cellular market which resulted in a decrease in average revenue per subscriber and a reduction in the number of subscribers.  The decrease in revenues was partially offset by increased wholesale revenues from new communications operators for their hosting on Pelephone's network.

Revenues from handsets in the first quarter of 2013 amounted to NIS 250 million compared with NIS 410 million in the corresponding quarter of 2012, a decrease of 39.0%.  The decrease was primarily due to a reduction in the number of handsets sold as a result of the opening of the market to imported handsets, among other factors.

Operating profit in the first quarter of 2013 amounted to NIS 174 million, an increase of NIS 7 million sequentially and a decrease of 34.8% compared with the corresponding quarter of 2012.

EBITDA in the first quarter of 2013 amounted to NIS 295 million, in line sequentially and a decrease of 26.6% compared with the corresponding quarter of 2012.  EBITDA margin in the first quarter of 2013 was 30.6%, an increase from 28.8% sequentially.

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Press Release

The number of Pelephone employees decreased in the first quarter of 2013 by approximately 200 positions and amounted to 2,990 positions at March 31, 2013 compared with 3,187 at December 31, 2012.

Net profit in the first quarter of 2013 amounted to NIS 153 million, an increase of NIS 19 million sequentially and a decrease of 29.2% compared with the corresponding quarter of 2012.

The decrease in Pelephone’s profitability metrics was primarily due to the reduction in equipment revenues and the continued reduction of tariffs during the year as a result of the regulatory changes and the entrance of new operators in the second quarter of 2012.

Cash flow from operating activities in the first quarter of 2013 amounted to NIS 354 million compared with NIS 294 million in the corresponding quarter of 2012, an increase of 20.4%.  The increase was primarily due to a decrease in working capital partially offset by a decrease in net profit.  The decrease in working capital was attributable to a reduction in the sale of handsets together with a decrease in payments to handset suppliers, as well as from the factoring in of certain receivables from previously purchased handsets paid for in installments.

Total Pelephone subscribers decreased by 59,000 sequentially in the first quarter of 2013 and amounted to 2.741 million on March 31, 2013 compared with 2.800 million on December 31, 2012.

Average monthly revenue per user (ARPU) in the first quarter of 2013 amounted to NIS 86 compared with NIS 89 in the previous quarter and NIS 97 in the corresponding quarter of 2012.

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Press Release

Pelephone - Financial data	Q1 2013	Q1 2012	% change
	(NIS millions)
Total revenues	964	1,244	(22.5)%
Service revenues	714	834	(14.4)%
Equipment revenues	250	410	(39.0)%
Operating profit	174	267	(34.8)%
EBITDA	295	402	(26.6)%
EBITDA margin	30.6%	32.3%
Net profit	153	216	(29.2)%
Cash flows from operating activities	354	294	20.4%
Payments for investments, net	66	115	(42.6)%
Free cash flow 1	288	179	60.9%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q1 2013	Q4 2012	Q1 2012	% change	% change
				vs.	vs.
				Q4 2012	Q1 2012
Total subscribers (end of period, in thousands) 1	2,741	2,800	2,876	(2.1)%	(4.7)%
Average revenue per user (ARPU, NIS) 2	86	89	97	(3.4)%	(11.3)%
Average monthly minutes of use per subscriber (MOU) 3	440	442	399	(0.5)%	10.3%
Churn rate 4	7.2%	5.9%	3.9%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone's services.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Average monthly use per subscriber (in minutes) is calculated according to a monthly average of total outgoing and incoming minutes in the period, divided by the average total number of active subscribers in the same period.

4 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

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Press Release

Bezeq International Results

•	Growth recorded in all financial metrics compared to the year ago quarter: Increases of 4% in revenues, 13% in operating profit, 5% in net profit and 4% in EBITDA

•	First quarter 2013 revenues represent the highest quarterly revenues recorded over the last year

•	Bezeq International successfully leveraged its submarine cable and recorded 5% growth in revenues from Internet services and 7% growth in Internet subscribers compared with the year ago

Itzik Benbenisti, CEO of Bezeq International, stated, "We posted an excellent quarter of higher revenues and improved profitability driven by our success in Internet services.  Despite the intense competition in the market, we succeeded in steadily increasing the number of our subscribers. The power of our advanced Internet services over the submarine cable and the company's leading customer service continue to be a winning combination."

Revenues in the first quarter of 2013 amounted to NIS 346 million compared with NIS 332 million in the corresponding quarter of 2012, an increase of 4.0%.  The increase in revenues was primarily due to significant growth in revenues from internet services delivered across the submarine cable infrastructure and the Power NGN high speed network together with an increase in revenues from the transfer of calls from worldwide telecom operators (Hubbing).

Operating profit in the first quarter of 2013 amounted to NIS 56 million compared with NIS 50 million in the corresponding quarter of 2012, an increase 12.9%.  EBITDA in the first quarter of 2013 amounted to NIS 87 million (EBITDA margin of 25.2%) compared with NIS 84 million (EBITDA margin of 25.3%) in the corresponding quarter of 2012, an increase of 3.9%.  Net profit in the first quarter of 2013 amounted to NIS 37 million compared with NIS 36 million in the corresponding quarter of 2012, an increase of 4.7%.  The increase in profitability metrics was primarily due to continued growth in the number of Internet subscribers as well as from an increase in revenues from Internet services delivered across the submarine cable infrastructure.

Cash flow from operating activities in the first quarter of 2013 amounted to NIS 58 million, in line with the corresponding quarter of 2012.

Free cash flow in the first quarter of 2013 amounted to NIS 28 million compared with negative free cash flow of NIS 12 million in the corresponding quarter of 2012.  The increase in free cash flow was primarily due to the reduction in capital expenditures as a result of the completion of the submarine cable deployment.

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Press Release

Bezeq International	Q1 2013	Q1 2012	% change
	(NIS millions)
Revenues	346	332	4.0%
Operating profit	56	50	12.9%
EBITDA	87	84	3.9%
EBITDA margin	25.2%	25.3%
Net profit	37	36	4.7%
Cash flows from operating activities	58	58	0.0%
Payments for investments, net	31	71	(56.5)%
Free cash flow 1	28	(12)

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

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Press Release

yes Results

•	Revenues in the first quarter of 2013 decreased 3.2% to NIS 404 million versus a year ago

•	yes subscribers at the end of the first quarter of 2013 remained stable sequentially at 578,000

Ron Eilon, CEO of yes, stated, “yes delivered incremental improvements in profitability compared to the year ago while revenue posted a modest decline. On the regulatory front, yes customers still suffer discrimination in that yes is prohibited from offering our customers triple-play packages. It is my hope that this disadvantage in the market can be rectified by fair and equal regulation that will apply to all the players and enable our customers to benefit from a free and competitive marketplace."

Revenues in the first quarter of 2013 amounted to NIS 404 million compared with NIS 417 million in the corresponding quarter of 2012, a decrease of 3.2%.  The decrease in revenues was primarily due to one-time sales of content in the corresponding quarter as well as a decrease in the number of subscribers.

Operating profit in the first quarter of 2013 amounted to NIS 67 million compared with NIS 52 million, an increase of 30.7%.  EBITDA in the first quarter of 2013 amounted to NIS 130 million compared to NIS 118 million in the corresponding quarter of 2012, an increase of 10.4%.  The increase in operating profit and EBITDA was primarily due to a decrease in marketing, content and other operating expenses.

Net loss in the first quarter of 2013 amounted to NIS 61 million compared with NIS 64 million in the corresponding quarter of 2012, a decrease of 4.9%.  The decrease in net loss was primarily due to an increase in operating profit partially offset by an increase in financial expenses to shareholders.

Profit before finance expenses to shareholders and taxes in the first quarter of 2013 amounted to NIS 38 million compared with NIS 22 million in the corresponding quarter of 2012, an increase of 70.6%.

Cash flow from operating activities in the first quarter of 2013 amounted to NIS 122 million compared with NIS 116 million in the corresponding quarter of 2012, an increase of 4.9%.  Free cash flow in the first quarter of 2013 amounted to NIS 32 million compared with NIS 60 million in the corresponding quarter of 2012, a decrease of 46.4%.  The decrease in free cash flow was primarily due to an increase in capital expenditures.

ARPU in the first quarter of 2013 amounted to NIS 233 compared with NIS 237 in the corresponding quarter of 2012, a decrease of 1.7%. The decrease in ARPU was due to one-time sales of content in the corresponding quarter of 2012.

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Press Release

yes - Financial data	Q1 2013	Q1 2012	% change
	(NIS millions)
Revenues	404	417	(3.2)%
Operating profit	67	52	30.7%
EBITDA	130	118	10.4%
EBITDA margin	32.3%	28.3%
Net loss	(61)	(64)	4.9%
Cash flows from operating activities	122	116	4.9%
Payments for investments, net	90	56	59.3%
Free cash flow 1	32	60	(46.4)%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q1 2013	Q4 2012	Q1 2012	% change	% change
				vs.	vs.
				Q4 2012	Q1 2012
Number of subscribers (end of period, in thousands) 1	578	578	585	0.0%	(1.2)%
Average revenue per user (ARPU, NIS) 2	233	234	237	(0.4)%	(1.7)%
Churn rate (%) 3	3.8%	3.8%	3.6%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.
3 Churn rate - the number of DBS subscribers who left DBS during the period divided by the average number of registered DBS subscribers in the period.

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Press Release

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO, on Monday, May 13, 2013, at 3:00 PM Israel Time / 8:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0687
Israel Phone Number: 03-918-0687

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Sunday, May 19, 2013. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5918
Israel Phone Number: 03-925-5918

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Press Release

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

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Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Three months ended		Year ended
	March 31		December 31
	2013	2012	2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues	2,405	2,740	10,278

Costs and expenses
Depreciation and amortization	328	358	1,436
Salaries	499	511	1,976	*
General and operating expenses	889	1,044	3,953
Other operating income, net	(72)	(23)	(128)
	1,644	1,890	7,237

Operating profit	761	850	3,041
Financing expenses (income)
Financing expenses	140	132	649	*
Financing income	(116)	(176)	(498)
Financing expenses (income), net	24	(44)	151

Profit after financing expenses, net	737	894	2,890
Share in losses of equity-accounted investees	(40)	(58)	(245)
Profit before income tax	697	836	2,645
Income tax	200	245	778	*
Profit for the period	497	591	1,867
Attributable to:
Owners of the Company	497	582	1,861	*
Non-controlling interests	-	9	6
Profit for the period	497	591	1,867

Earnings per share (NIS)
Basic and diluted earnings per share	0.18	0.21	0.68

*Restated

BEZEQ GROUP REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS    PAGE | 16

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	March 31, 2013	March 31, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Assets
Cash and cash equivalents	573	1,473		466
Investments, including derivatives	1,512	1,297		1,081
Trade receivables	2,875	3,130		2,927
Other receivables	402	349		321
Inventory	148	225		123
Assets classified as held for sale	94	25		44
Total current assets	5,604	6,499		4,962

Investments, including derivatives	93	101		90
Trade and other receivables	950	1,442		1,074
Property, plant and equipment	5,947	6,102		6,076
Intangible assets	2,151	2,268		2,178
Deferred and other expenses	262	280		255
Investments in equity-accounted investees (mainly loans)	1,024	1,041		1,005
Deferred tax assets	62	191	*	128	*
Total non-current assets	10,489	11,425		10,806

Total assets	16,093	17,924	15,768

BEZEQ GROUP REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS    PAGE | 17

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	March 31, 2013	March 31, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Liabilities and equity
Debentures, loans and borrowings	1,065	685		1,140
Trade payables	651	894		790
Other payables, including derivatives	808	948		703
Current tax liabilities	492	481		456
Provisions	126	181		155
Employee benefits	230	351	*	251	*
Dividend payable	981	982		969
Total current liabilities	4,353	4,522		4,464

Debentures	4,180	4,592		4,250
Loans	4,143	4,139		4,156
Employee benefits	259	247	*	260	*
Other liabilities	75	76		62
Provisions	67	69		66
Deferred tax liabilities	49	63		55
Dividend payable	-	935		-
Total non-current liabilities	8,773	10,121		8,849

Total liabilities	13,126	14,643		13,313

Equity
Total equity attributable to equity holders of the Company	2,967	3,238	*	2,455	*
Non-controlling interests	-	43		-
Total equity	2,967	3,281		2,455

Total liabilities and equity	16,093	17,924	15,768

*Restated

BEZEQ GROUP REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS    PAGE | 18

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2013	2012	2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	497	591	1,867 *
Adjustments:
Depreciation and amortization	328	358	1,436
Share in losses of equity-accounted investees	40	58	245
Financing expenses (income), net	68	(1)	291
Capital gain, net	(47)	(24)	(150)
Share-based payments	8	20	72
Income tax expenses	200	245	778 *
Expenses (income) for derivatives, net	(4)	5	-

Change in inventory	(28)	(23)	74
Change in trade and other receivables	105	(80)	505
Change in trade and other payables	(6)	18	(264)
Change in provisions	(28)	(5)	(34)
Change in employee benefits	(22)	(31)	(144)*
Net income tax paid	(139)	(133)	(662)
Net cash from operating activities	972	998	4,014

Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(44)	(75)	(269)
Proceeds from the sale of property, plant and equipment	43	47	305
Acquisition of financial assets held for trading	(435)	(1,100)	(2,527)
Proceeds from the sale of financial assets held for trading	7	750	2,396
Purchase of property, plant and equipment	(245)	(385)	(1,271)
Proceeds from disposal of long-term investments	-	88	100
Other	(1)	7	29
Net cash used in investment activities	(675)	(668)	(1,237)

Cash flows used in financing activities
Repayment of debentures and loans	(156)	(159)	(720)
Bank loans received	-	-	650
Dividends paid	-	-	(3,071)
Interest paid	(36)	(46)	(464)
Increase in the rate of holding in a subsidiary	-	-	(77)
Other	2	(4)	19
Net cash used for financing activities	(190)	(209)	(3,663)

*Restated

BEZEQ GROUP REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS    PAGE | 19

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Three months ended		Year ended
	March 31		December 31
	2013	2012	2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Increase (decrease) in cash and cash equivalents	107	121	(886)
Cash and cash equivalents at beginning of period	466	1,352	1,352
Cash and cash equivalents at end of period	573	1,473	466

BEZEQ GROUP REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS    PAGE | 20